07002243

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38326

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: F.M.I.C. SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

204 WEST 14th STREET, SUITE 1J
(No. and Street)

NEW YORK, (City) N.Y. (State) 10011 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GEORGI A. MICHELE (212) 243-7802
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G., CPA
(Name – *if individual, state last, first, middle name*)

866 UNITED NATIONS PLAZA, N.Y. N.Y. 10017
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 0 8 2007
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 0 2007 WASH, D.C. 156

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, RONALD B. CURRY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of F.M.I.C. SECURITIES, INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GEORGI A. MICHELE
Notary Public, State of New York
No. 01MI2689850
Qualified in New York County
Commission Expires 5/31/07

F.M.I.C. SECURITIES, INC.

R E P O R T

FORM X-17A-5

DECEMBER 31, 2006

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

F.M.I.C. SECURITIES, INC.

CONTENTS

DECEMBER 31, 2006

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017
(212) 751-6910
FAX (212) 751-6911

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholders of

F.M.I.C. SECURITIES, INC.

I have audited the accompanying statement of financial condition of F.M.I.C. Securities, Inc. as of December 31, 2006, and the related statements of income and expense, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of F.M.I.C. Securities, Inc. as of December 31, 2006, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles, on a basis consistent with that of the preceding year.

Also, I have examined the supplementary schedules on pages 6 and 7 and, in my opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

February 16, 2007

Arnold G. Greene

F.M.I.C. SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Current assets:		
Cash		$ 232,728
Receivable from broker-dealer		550
Other receivables		500
Total assets		**$ 233,778**

LIABILITIES AND STOCKHOLDERS EQUITY

Current liabilities:		
Accrued expenses payable		$ 2,274
Total liabilities		**2,274**
Stockholders' equity:		
Common stock, no par value; authorized 200 shares; outstanding 100 shares.	$ 100	
Additional paid-in-capital	7,247	
Retained earnings	224,157	
Total stockholders' equity		**231,504**
Total liabilities and stockholders equity		**$ 233,778**

See notes to financial statements

F.M.I.C. SECURITIES, INC.

STATEMENT OF INCOME AND EXPENSE

FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues:

Commission income		$ 354
Consulting income		550
Gain (loss) investment account		(166)
Interest and dividends		8,142
Total revenue		**8,880**

Expenses:

Regulatory fees	$ 1,457	
Insurance	368	
Other expenses	1,306	
Total expenses		(3,131)
Net income before Federal income tax		5,749
Less: Federal income tax		(400)
Net income		**$ 5,349**

See notes to financial statements.

F.M.I.C. SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

Resources provided:		
Net income		$ 5,349
Increase in accrued expenses		874
Decrease in marketable securities		3,300
Total resources provided		**9,523**
Resources applied:		
Increase in receivable from broker-dealer	$ 550	
Increase in other receivables	400	
Total resources applied		**950**
Increase		8,573
Cash - January 1, 2006		224,155
Cash - December 31, 2006		**$232,728**

See notes to financial statements.

F.M.I.C. SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

Resources provided:		
Net income		$ 5,349
Increase in accrued expenses		874
Decrease in marketable securities		3,300
Total resources provided		**9,523**
Resources applied:		
Increase in receivable from broker-dealer	$ 550	
Increase in other receivables	400	
Total resources applied		**950**
Increase		8,573
Cash - January 1, 2006		224,155
Cash - December 31, 2006		**$232,728**

See notes to financial statements.

F.M.I.C. SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006

Stockholders' equity, January 1, 2006	$226,155
Net income	5,349
Stockholders' equity, December 31, 2006	**$231,504**

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2006

Balance, January 1, 2006	$ -0-
Increase and (decreases)	-0-
Balance, December 31, 2006	**$ -0-**

See notes to financial statements.

F.M.I.C. SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

1. Summary of significant accounting policies:

   Income taxes:

   The company became a corporation on January 1, 1994. Income taxes are based on the net income of the company.

2. The following supplementary information is submitted:

   Net capital as reported on page 7 of this audited Form X-17A-5 indicates net capital of $231,004. In January 2007, the company filed part IIA of Form X-17A-5 (unaudited) and reported net capital of $232,371. The difference of $1,367 is due to various accruals and reclassifications made during the audit.

F.M.I.C. SECURITIES, INC.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2006

Common stock		$ 100
Additional paid in capital		7,247
Retained earnings		224,157
		231,504
Less: non-allowable assets		(500)
Net capital before haircuts		231,004
Less: Haircuts on securities		-0-
Net capital		**231,004**
Greater of:		
Minimum dollar net capital required	$ 5,000	
or		
Minimum net capital required: (6 2/3% of aggregate indebtedness $2,274)	$ 152	5,000
Excess net capital		**$226,004**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	**$ 2,274**
Percentage of aggregate indebtedness to net capital	**.009%**

See notes to financial statements.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

F.M.I.C. SECURITIES, INC.

RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

DECEMBER 31, 2006

Net capital per company's unaudited X-17A-5, Part IIA Filing (Focus Report)	$232,371
Less: Audit Adjustments	(1,367)
Net capital per audited report, December 31, 2006	**$231,004**

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017
(212) 751-6910
FAX (212) 751-6911

ACCOUNTANT'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors and Stockholders of

F.M.I.C. SECURITIES, INC.

I have examined the financial statements of F.M.I.C.Securities, Inc., for the year ended December 31, 2006 and have issued my report thereon dated February 16, 2007. As part of the examination, I made a study and evaluation of the system on internal accounting control to the extent I considered necessary to evaluate the system required by the generally accepted auditing standards and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures of safeguarding securities, and the practices and procedures followed by the client (I) in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3 (a) (11), the broker is exempt from compliance with Rule 15c3-3, and was in compliance with the conditions of the exemption, and no facts came to my attention indicating that such conditions had not been complied with during the year (ii) the broker does not maintain customer accounts nor handles securities, and I have reviewed the broker's practices for safeguarding securities that may be received by the broker for transmittal to a clearing organization. Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and Rule 17A-5, the purpose of such study and evaluation are to establish a basis for reliance thereon in procedures necessary for expressing an opinion of the internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial statements and maintaining accountability for assets. The concept of reasonable assurance recognized that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimated and judgments by management. However, for the purposes of this report under Rule 17A-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates, projection or any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2006 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that my have existed during the period, disclosed no weaknesses that I believe to be material.

Arnold G. Greene

February 16, 2007

END